Exhibit 4.17

Exhibit 4.17

BARCLAYS BANK PLC 54 LOMBARD STREET LONDON EC3P 3AH

A.N.R. Rudd, Esq., FCA., Detail Omitted	1st August, 1995

I am very pleased that you have agreed to be elected as a non-Executive Director of Barclays in early 1996. I have discussed the details of the election with Howard Trust, the Secretary of the Bank, and we have decided that at the December Board we will discuss the intention to appoint you and then make the actual appointment at the Board on the 1st February, when I hope you would also be able to attend for the first time. The announcement would, therefore, be made on the 1st February 1996.

A list of the Board dates in 1996 is enclosed, together with the dates of the Audit Committees. I have included the latter because you agreed that you would be willing to become a member of the Audit Committee.

The fees for a non-Executive Director of Barclays is currently £23,040. In addition, a member of the Audit Committee is paid a further fee of £3,000 and an attendance fee of £500 for each Committee meeting attended.

I look forward to the 1st February 1996 when you will join us.

A.R.F. Buxton

Enc:

Regulated by IMRO and the Personal Investment Authority.
Barclays Bank PLC represents only the Barclays Marketing Group for life assurance, pensions and unit trust business.
Registered in London, England. Reg. No: 1026167. Reg. Office: 54 Lombard Street, London EC3P 3AH

Lawrence Dickinson Group Secretary 28 June 2004 Sir Nigel Rudd Detail Omitted	54 Lombard Street London EC3P 3AH Tel 020 7699 2454 Fax 020 7699 3690 lawrence.dickinson@barclays.co.uk

Dear Sir Nigel

I write to confirm your appointment as Deputy Chairman of Barclays PLC and Barclays Bank PLC with effect from 1 September 2004.

1.	Fees

As Deputy Chairman you will receive a fee of £150,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £20,000 of this fee, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. These shares will be held on your behalf until you leave the Board. Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to Non-Executive Directors annually.

2.	Terms of Your Appointment

Your appointment will not be for a fixed term but will be reviewed annually with the Chairman. Your appointment as Deputy Chairman and as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders.

The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	Where you resign, retire or are removed from office from any of your other external appointments (including, but not limited to, any other directorships).

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street, London EC3P 3AH

•	Where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Chairman.

•	Where an incident occurs, which the Board considers could adversely affect the reputation of the Croup.

Where such a material change occurs, you must inform the Chairman as soon as possible. Should you wish to resign your appointment, you are required to give us not less than six months notice.

3.	Role

Attached to this letter is a role profile as Deputy Chairman, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

4.	Committees

You will be expected to serve as a member of one or more of the Board Committees. No additional fees will be paid for membership of those Committees.

5.	Indemnity

I confirm that you can rely on the indemnity contained in Article 160 of Barclays’ Articles of Association. In outline, the effect of that Article (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the appointment, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

Lawrence Dickinson
Group Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:

SIR NIGEL RUDD
Date: